UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒           Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐          No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐          No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐           No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 27TH, 2018

FINAL VOTING MAP

		Amount of Votes
No.	Subject	Approved	Rejected	Abstained	Total
1	Management’s accounts, management’s report, financial statements of the Company, jointly with the independent auditor’s annual report, the Fiscal Council opinion and the Statutory Audit Committee opinion regarding the fiscal year ended on December 31, 2017, as provided by the Company in the financial statements and in the management proposal for the Annual Shareholders Meeting.	442.399.701	4.796	19.916.729	462.321.226
2	Management’s capital budget proposal for the year 2018.	459.636.439	8.832	2.675.955	462.321.226
3	Management proposal for result allocation regarding the fiscal year ended on December 31, 2017.	459.639.393	8.643	2.673.190	462.321.226
4	Establishment of the Company’s Fiscal Council, which shall operate until the next annual general meeting of the Company.	459.476.243	8.591	2.836.392	462.321.226
5	Number of three (3) members of the Company’s Fiscal Council which shall operate until the next annual general meeting of the Company.	461.678.065	5.577	637.584	462.321.226
6	Election of the members effectives and alternates to compose the Fiscal Council (single group) Mauricio Aquino Halewicz (effective); Geraldo Gianini (alternate) Gilsomar Maia Sebastião (effective); Antônio Felizardo Leocadio (alternate)	370.068.269	3.946.057	88.306.900	462.321.226
7	Election of the members effectives and alternates to compose the Fiscal Council (separate election) Domenica Eisenstein Noronha (effective); Maurício Rocha Alves de Carvalho (alternate)	90.680.015	422.686	47.161.509	138.264.210
8	Election of the members effectives and alternates to compose the Fiscal Council (separate election) Marcos Tadeu De Siqueira (effective); Geraldo Affonso Ferreira Filho (alternate)	3.572.170	6.169.934	128.522.106	138.264.210
9	Global compensation of the management and the members of the Fiscal Council for the fiscal year of 2018	388.786.927	65.632.172	7.902.127	462.321.226

São Paulo, April 27th, 2018.

Guilherme Perboyre Cavalcanti

Finance and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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